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Exhibit 99.1

FUNTALK CHINA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in USD thousands, except for share and per share data)

		For the three months ended June 30,
	Note	2009	2010
Net revenues		197,730	253,041
Cost of revenues		(173,323)	(216,316)

Gross profit		24,407	36,725
Other income		716	2,578
Selling and distribution expenses		(10,102)	(13,904)
General and administrative expenses (including share based compensation of nil and $631 for the three months period ended June 30, 2009 and 2010, respectively)		(3,818)	(8,987)

Income from operations		11,203	16,412
Other, net		(887)	1,743
Interest income		31	46
Interest expense		(1,960)	(3,695)

Income before income tax, equity in income of affiliated companies and noncontrolling interests		8,387	14,506
Income tax expense		(2,870)	(4,258)
Equity in income of affiliated companies		3	—

Net income		5,520	10,248
Less: Net income attributable to the noncontrolling interests		(1,417)	(691)

Net income attributable to the Company		4,103	9,557

Net income per share:
—Basic	5	0.09	0.19

—Diluted	5	0.09	0.19

Weighted average number of shares used in calculating net income per share:
—Basic	5	45,000,000	49,456,923

—Diluted	5	45,000,000	51,075,923

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

 FUNTALK CHINA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in USD thousands, except for share and per share data)

	Notes		March 31, 2010	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents			26,616	27,014
Restricted bank deposits			8,860	5,908
Accounts receivable (less allowance for doubtful accounts
of $632 and $635 for March 31, 2010 and June 30, 2010,
respectively)			80,457	79,928
Inventories			104,800	94,018
Notes receivable			5,125	2,658
Value added tax receivable			7,588	10,601
Receivable from a vendor			23,908	21,633
Other receivables	7		33,102	41,433
Prepayment and other assets	8		23,388	20,638
Deferred tax assets			3,743	4,467

Total current assets			317,587	308,298

Non-current assets:
Property and equipment, net	9		20,468	21,452
Intangible assets	2	(a)	20,761	22,757
Goodwill	10		70,035	104,343
Deposits paid for acquiring new entities/noncontrolling interests	11		29,480	26,462
Other assets			2,869	2,733

Total non-current assets			143,613	177,747

Total assets			461,200	486,045

 FUNTALK CHINA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Expressed in USD thousands, except for share and per share data)

	Notes		March 31, 2010	June 30, 2010
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (including accounts payable of the
consolidated VIEs without recourse to Funtalk China Holdings
Limited "FTLK" of $36,589 and $43,453 as of March 31, 2010
and June 30, 2010, respectively)			93,345	64,725
Notes payable (including notes payable of the consolidated
VIEs without recourse to FTLK of $13,140 and $8,521
as of March 31, 2010 and June 30, 2010, respectively)			23,394	18,826
Provision for rebates and price protections			8,168	10,924
Advance payments from customers (including advance payments
from customers of the consolidated VIEs without recourse to
FTLK of $1,121 and $1,008 as of March 31, 2010 and
June 30, 2010, respectively)			2,789	2,819
Other payables and accruals (including other payables and
accruals of the consolidated VIEs without recourse to FTLK of
$8,075 and $10,787 as of March 31, 2010 and June 30, 2010,
respectively)	12		28,139	21,816
Income taxes payable (including income taxes payable of the
consolidated VIEs without recourse to FTLK of $4,423 and
$4,561 as of March 31, 2010 and June 30, 2010, respectively)			10,798	8,339
Amounts due to related parties (including amounts due to
related parties of the consolidated VIEs without recourse to
FTLK of $11,719 and $11,777 as of March 31, 2010 and
June 30, 2010, respectively)	18	(i)	11,719	11,777
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to FTLK of $8,057 and
$12,513 as of March 31, 2010 and June 30, 2010, respectively)	13		97,860	154,599

Total current liabilities			276,212	293,825

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to FTLK of $830 and $1,274 as of March 31, 2010 and June 30, 2010, respectively)			4,296	5,218

Total liabilities			280,508	299,043

Shareholders' equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares
authorized, 52,141,343 and 52,142,343 issued and outstanding as
of March 31, 2010 and June 30, 2010, respectively)	14		52	52
Treasury stocks	15		(22,529)	(22,529)
Additional paid-in capital			102,835	99,427
Accumulated other comprehensive income			14,436	15,484
Retained earnings			75,756	85,313

Total equity			170,550	177,747
Noncontrolling interest			10,142	9,255

Total shareholders' equity			180,692	187,002

Total liabilities and shareholders' equity			461,200	486,045

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

 FUNTALK CHINA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(Expressed in USD thousands, except for share and per share data)

	Ordinary Shares		Treasury Stock
						Accumulated other comprehensive income
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital		Retained earnings	Non- controlling interest	Total equity	Comprehensive income
Balance as of April 1, 2009	45,000,000	45	—	—	97,172	14,134	43,210	14,453	169,014
Net income	—	—	—	—	—	—	4,103	1,417	5,520	5,520
Foreign currency translation adjustments	—	—	—	—	—	102	—	8	110	110

Balance as of June 30, 2009	45,000,000	45	—	—	97,172	14,236	47,313	15,878	174,644	5,630

Balance as of April 1, 2010	52,141,343	52	(2,685,200)	(22,529)	102,835	14,436	75,756	10,142	180,692
Net income	—	—	—	—	—	—	9,557	691	10,248	10,248
Foreign currency translation adjustments	—	—	—	—	—	1,048	—	190	1,238	1,238
Effect of warrants exercised	1,000	—	—	—	5	—	—	—	5
Share based compensation expenses	—	—	—	—	631	—	—	—	631
Acquisition of additional interest in a subsidiary	—	—	—	—	(4,044)	—	—	(1,768)	(5,812)

Balance as of June 30, 2010	52,142,343	52	(2,685,200)	(22,529)	99,427	15,484	85,313	9,255	187,002	11,486

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

 FUNTALK CHINA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in USD thousands)

	For the three months ended June 30,
	2009	2010
Cash flows from operating activities:
Net income	5,520	10,248
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of property and equipment	327	557
Amortization of intangible assets	125	427
Allowance for doubtful accounts	(36)	—
Provision for inventories	(268)	406
Loss on disposal of property and equipment	15	112
Equity in income of an affiliated company	(3)	—
Share based compensation expense	—	631
Exchange loss (gain)	1,342	(1,816)
Changes in operating assets and liabilities:
Accounts receivable	1,496	925
Inventories	(9,655)	12,403
Notes receivable	1,115	2,492
Value added tax receivable	(2,233)	(2,976)
Receivable from a vendor	2,683	2,393
Other receivables	(394)	(12,945)
Prepayments and other assets	(4,537)	3,005
Accounts payable	13,601	(30,733)
Provision for rebates and price protections	(1,631)	2,716
Advance payments from customers	7,090	16
Other payables and accruals	(1,913)	(9,091)
Income taxes payable	(4,355)	(2,512)
Notes payable	43,656	(4,683)
Changes in deferred taxes	780	(333)

Net cash generated from (used in) operating activities	52,725	(28,758)

Cash flow from investing activities:
Restricted bank deposits	(48,208)	2,996
Amount due from an affiliated company	1,048	—
Purchase of property and equipment	(214)	(1,350)
Proceed for disposal of property and equipment	68	—
Net cash paid for acquisition of subsidiaries, net of cash acquired of $732	—	(5,582)
Deposits paid for acquisitions of new entities	—	(22,208)

Net cash used in investing activities	(47,306)	(26,144)

Cash flow from financing activities:
Proceeds from warrants exercised	—	5
Proceeds from short-term borrowings	15,374	72,718
Repayment of short-term borrowings	(20,498)	(14,721)
Amount due to an associate	(790)	—
Cash paid for acquisition of additional interest in a subsidiary	—	(2,882)

Net cash (used in) provided by financing activities	(5,914)	55,120

Net (decrease) increase in cash and cash equivalents	(495)	218
Cash and cash equivalents:
At beginning of period	33,468	26,616
Effect of foreign exchange rate change	(18)	180

At end of period	32,955	27,014

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income tax expense	6,448	7,086
Interest paid	1,335	3,567

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in USD thousands, except share, per share data or stated otherwise)

1.     Basis of preparation

On September 5, 2008, Middle Kingdom Alliance Corp. ("Middle Kingdom") and Pypo Digital Company Limited ("Pypo Cayman" or the "Company") signed an Agreement and Plan of Merger, Conversion and Share Exchange (the "merger agreement") under which Middle Kingdom changed its domestication to the Cayman Islands and became Funtalk China Holdings Limited ("Funtalk China") which was incorporated on July 9, 2009. As part of the merger agreement, Funtalk China then issued 45,000,000 ordinary shares and 3,400,000 Class B Redeemable Warrants to the shareholders of Pypo Cayman in exchange of all of the outstanding ordinary shares of Pypo Cayman (the "Share Exchange'). Funtalk China also agreed to issue an additional 23,000,000 ordinary shares (the "earn-out shares") to the former stockholders of Pypo Cayman if certain performance targets are met in fiscal 2010, 2011 or potentially 2012. Based on the results of fiscal 2010, the performance targets have not been met as of fiscal 2010 and furthermore, the former shareholders agreed to waive the arrangement for the earn-out shares on June 30, 2010. The Share Exchange was consummated on July 10, 2009. Because the shareholders of Pypo Cayman owned the majority of Funtalk China's shares after the Share Exchange and Funtalk China was a shell company with no prior operations, the Share Exchange was accounted for as reverse merger and recapitalization. Accordingly, the accompanying consolidated financial statements reflect Pypo Cayman's assets and liabilities at their historical carrying amounts and the results, assets and liabilities presented for periods prior to the consummation of Share Exchange are those of Pypo Cayman. Pypo Cayman's shares and earnings per share have been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a share recapitalization.

Funtalk China and its subsidiaries and variable interest entity (collectively the "Group") are principally engaged in the provision of wholesale distribution of mobile phones, notebooks and other peripherals in the People's Republic of China ("PRC"). Started from May, 2008, Pypo Cayman, through its variable interest entity ("VIE" or "VIE subsidiary"), Beijing Funtalk Century Telecommunications Equipment Retail Chain Co., Ltd. ("Beijing Funtalk") continue to acquire retail chain outlets which operates retail sales of mobile phones and other peripherals and provides after-sales services for mobile phones.

(a)   Contractual arrangements between Pypo Beijing and Beijing Funtalk

PRC regulations currently limit foreign ownership of companies that provide wholesale or retail services with more than 30 chain stores. The Group operates its wholesale distribution business through Beijing Funtalk Century Telecommunications Equipment Retail Chain Company Limited ("Pypo Beijing"). To comply with these regulations, the Group conducts its activities in the retail chain outlet sector through its consolidated VIE, Beijing Funtalk, a company established in Beijing, the PRC on November 13, 2007.

In September 2009, Beijing Funtalk has entered into a definite agreement to acquire the remaining 49% of equity interest in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. ("Jiangsu Guanzhilin"). The transaction was completed on September 11, 2009 and thereafter, Beijing Funtalk owns 100% equity interest in Jiangsu Guanzhilin. The total consideration for the acquisition was approximately $29,278 (equivalent to RMB200 million). In addition to the consideration, pursuant to the definite agreement, the vendor will withdraw its 49% of registered capital of approximately $7,173 (equivalent to RMB 49 million) and its share of the results of operations up to the completion date of

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

1.     Basis of preparation (Continued)

the acquisition, from Jiangsu Guanzhilin. In November 2009, Beijing Funtalk completed an acquisition of 100% of equity interest in Shanghai Lezhiyu Telecommunications Equipment Co., Ltd ("Shanghai Lezhiyu", formerly known as Shanghai Xieheng Telecommunications Equipment Co., Ltd.).

In April 2010, Beijing Funtalk completed acquisitions of 100% equity interest in Beijing Yipai Innovation Technology Development Co., Ltd. ("Beijing Yipai"), the remaining 49% of equity interest in Kunming Golden Broadway Technology Development Co. Ltd. ("Kunming Broadway"), and certain mobile phone retail assets and business located in Shandong province ("Shandong Lianfa"). In May 2010, Beijing Funtalk acquired through Hunan Feon Telecommunications Technology Co., Ltd. ("Hunan Feon") certain mobile phone retail assets and business located in Hunan province ("Feon Digital").

These acquired subsidiaries are engaged in the retail sales of mobiles phones and other peripherals and provision of after-sales services for mobile phones. See Note 2(a) for information about the intangible assets recorded as the result of the acquisitions.

Beijing Funtalk's total assets, total liabilities, net liabilities, net revenues, operating costs and expenses, noncontrolling interests and net income attributable to the Company are as follows:

	March 31, 2010	June 30, 2010
Total assets (note)	282,176	322,406
Total liabilities	(284,917)	(325,435)

Net liabilities	(2,741)	(3,029)
Noncontrolling interests	(10,197)	(8,903)

	(12,938)	(11,932)

	For the three months ended June 30,
	2009	2010
Net revenues	69,136	122,731
Operating costs and expenses	(66,155)	(117,330)

Net income	2,981	5,401
Less: Net income attributable to the noncontrolling interests	(1,416)	(689)

Net income attributable to the Company	1,565	4,712

Note:

As of March 31, 2010 and June 30, 2010, restricted bank deposit with carrying amount of $6,955 and $3,994 respectively, motor vehicles with carrying amounts of $205 and $221 respectively and buildings with carrying amounts of $2,642 and $2,643 of Beijing Funtalk respectively were pledged as securities for certain short term credit facilities and notes payables.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

1.     Basis of preparation (Continued)

At March 31, 2010 and June 30, 2010, intercompany advances of $200,962 and $231,541 respectively have been made to by Pypo Beijing and its subsidiaries to Beijing Funtalk and its subsidiaries to finance the operations of Beijing Funtalk and its subsidiaries. The advances are unsecured, interest-free and have no fixed repayment terms.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Group without an audit, pursuant to accounting principles generally accepted in the United States of America ("US GAAP"), and the rules and regulations of the Securities and Exchange Commission ("SEC"). As permitted by the rules of the SEC governing interim financial statements, the accompanying unaudited condensed interim financial statements do not include all of the disclosures that would normally be required by the US GAAP. In the opinion of management, the unaudited condensed interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group's unaudited condensed consolidated balance sheets as of June 30, 2010, the Group's unaudited condensed consolidated statements of income and cash flows for the three months ended June 30, 2009 and 2010 and the Group's unaudited condensed consolidated statements of shareholders' equity and comprehensive income for the three months ended June 30, 2009 and 2010. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of March 31, 2010 were derived from audited consolidated financial statements, but do not include all disclosures required by generally accepted accounting principles.

These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company's audited consolidated financial statements.

2.     Summary of Significant Accounting Policies

(a)   Goodwill and Intangible Assets

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill and identifiable intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Accounting Standards Codification or ASC350, "Intangibles: Goodwill and Other Intangible Assets".

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "separability" criterion. The identifiable intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets' economic lives.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.     Summary of Significant Accounting Policies (Continued)

The economic lives and net carrying values of the identifiable intangible assets are as follows:

		As of June 30, 2010
	Weighted average economic lives
		Cost	Accumulated amortization	Foreign exchange alignment	Net carrying values
Trade name	Indefinite	17,525	—	135	17,660
Shanghai Lezhiyu trade name	3 years	2,187	(426)	9	1,770
Non-compete agreement	3.4–4.2 years	749	(258)	4	495
Put options on land and buildings (Note)	3 years	248	(183)	6	71
After-sales service agreement	4.2–5.0 years	1,260	(475)	4	789
Partnership agreement	3.0–7.8 years	2,064	(102)	10	1,972

		24,033	(1,444)	168	22,757

Note:

The put options on the land and building represents the Group's right to dispose of the land and buildings to the selling shareholder of Hebei Guoxun Huifang Telecommunications Equipment Co., Ltd. ("Hebei Guoxun") within three years from the date of acquisition of Hebei Guoxun with an annual increment of 15% of its fair value as of the acquisition date of Hebei Guoxun.

The identifiable intangible assets above were resulted from the Group's May 2008 acquisition of a 51% interest in Hebei Guoxun, its August 2008 acquisitions of 51% interests in each of Henan Xinya Telecommunications Equipment Co., Ltd ("Henan Xinya") and Kunming Broadway, its October 2008 acquisition of 51% interest in Jiangsu Guanzhilin, its October 2008 acquisition of 100% interest in Hunan Feon, its December 2008 acquisition of 51% interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd. ("Inner Mongolia Zhongyu"), its November 2009 acquisition of 100% interest in Shanghai Lezhiyu, its April 2010 acquisition of 100% interest in Beijing Yipai, its April 2010 acquisition of Shandong Lianfa's mobile phone assets and business and its May 2010 acquisition of Feon Digital's mobile phone assets and business, (the "Retail Business Acquisitions") and its December 2008 acquisition of the after-sale service business of certain of the retail stores of Hebei Baibang Tech. Co. Ltd. (the "R&M Business").

The amounts assigned to the identifiable intangible assets of the acquired businesses Beijing Yipai, Shandong Lianfa and Feon Digital during the three months ended June 30, 2010 are based on the preliminary assessment of their fair values and are subject to change pending the finalization of the valuations of these intangibles. The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill of the acquired business of Beijing Yipai, Shandong Lianfa and Feon Digital and the related periodic amortization charges for these intangible assets.

(b)   Impairment of long-lived tangible and finite-lived intangible assets

Long-lived assets, and finite-lived identifiable intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.     Summary of Significant Accounting Policies (Continued)

recoverable. The Group reviews its long-lived tangible and finite-lived intangible assets for potential impairment based on a review of projected undiscounted future cash flows associated with these assets. When the review of projected undiscounted cash flows indicates the existence of a potential impairment, the measurement of impairment losses for assets that the Group expects to hold and use is based on the estimated fair value of the assets.

At March 31, 2010 and June 30, 2010, the carrying values of the Group's finite-lived intangible assets are $3,319 and $5,097, net of accumulated amortization of $1,017 and $1,444, respectively, and are currently being amortized over three to eight years. For the periods ended June 30, 2009 and 2010, the Group incurred no impairment charges. The following sets forth at June 30, 2010 the amortization expense for finite-lived intangible assets the Group expects to recognize during the remainder of the fiscal year ending March 31, 2011 and over the remaining economic lives (in thousands):

July 1, 2010–March 31, 2011	1,286
Year ending 2012	1,629
Year ending 2013	1,309
Year ending 2014	202
Year ending 2015	179
Thereafter	492

(c)   Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount. If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess. The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.     Summary of Significant Accounting Policies (Continued)

(d)   Business combinations and noncontrolling interest

The Group accounts for its business combinations using the acquisition method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets acquired, and liabilities the Group assumed base on their estimated fair values.

From April 1, 2009, the Group adopted Accounting Standard Codification, or ASC, 805 Business Combination (formerly Statement of Financial Accounting Standards "SFAS") No. 141 (revised 2007), "Business combination"). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interest. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from April 1, 2009. The contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, and it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to April 1, 2009, contingent consideration was not recorded until the contingency was resolved.

From April 1, 2009, following the adoption of the authoritative guidance of ASC810 on noncontrolling interests (formerly referred to as SFAS No. 160, "Noncontrolling interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin ("ARB") No. 51 Bulletin), the Company renamed minority interest to noncontrolling interests and reclassified it on the consolidated balance sheets from the mezzanine section between liabilities and equity to a separate line item in equity. The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of the Company from the interests of the noncontrolling owners of its subsidiaries. Consolidated net income is adjusted to include net income attributed to the noncontrolling

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

2.     Summary of Significant Accounting Policies (Continued)

interest and consolidated comprehensive income is adjusted to include comprehensive income attributed to the noncontrolling interest. Additionally, ASC810 revises the accounting for both increases and decreases in a parent's controlling ownership interest. Changes in the Company's ownership interest on its subsidiaries while the Company retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions, and no gain or loss shall be recognized. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the Company. The Company has applied the presentation and disclosure requirements retrospectively for all periods presented.

(e)   Share-based compensation

ASC 718, Compensation—Stock Compensation requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. Compensation expense is recognized based on the estimated grant-date fair value using the Black-Scholes option-pricing model. Compensation expense is recognized using an accelerated attribution method basis over the requisite service period of the reward, which is generally the same as the vesting period. The estimate of forfeiture will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expenses to be recognized in future periods.

(f)    Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

3.     Recent Accounting Pronouncements

(1)   Newly Adopted Accounting Pronouncements

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

3.     Recent Accounting Pronouncements (Continued)

entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. During the quarter ended June 30, 2010, there were no significant changes in previously adopted accounting policies or their application, except for the adoption of ASC 810-10-45-25 (FAS 167), under which the reporting entity needs to present separately on the face of the condensed consolidated balance sheets the liabilities of a consolidated variable interest entity for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. As a result, the Company presents the additional disclosures on the face of the unaudited condensed financial statements as of June 30, 2010 and March 31, 2010.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of this pronouncement did not have a significant impact on its financial condition or results of operations.

(2)   Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, vendor objective evidence or third-party evidence is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

On March 5, 2010, the FASB issued authoritative guidance to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption—one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This guidance also has transition provisions, which

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

3.     Recent Accounting Pronouncements (Continued)

permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. This guidance is effective on the first day of the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted and earlier application is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company is in the process of evaluating the effect of adoption of this pronouncement.

4.     Income taxes

At March 31, 2010 and June 30, 2010 the Group has net operating loss carryforwards that result in non-current deferred tax assets, before valuation allowances, of $2,303 and $2,918, respectively. The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carried forward of $9,216 and $11,701 as of March 31, 2010 and June 30, 2010, respectively, which will expire in coming five years. The Group has provided a valuation allowance of $2,005 and $2,396 of the deferred tax assets relating to the future benefit of net

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

4.     Income taxes (Continued)

operating loss carried forward as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

5.     Net income per share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Earnings per share for the periods prior to the share exchange have been restated to reflect the Share Exchange consummated on July 9, 2009. For the purpose of calculating earnings per share for the periods presented, the number of ordinary shares outstanding is determined on the basis of Pypo Cayman's historical number of ordinary shares outstanding multiplied by the share exchange ratio established in the merger agreement. The calculations of basic and diluted earnings per share are computed as follows:

	For the three months ended June 30,
	2009	2010
Numerator:
Net income attributable to the Company	4,103	9,557

Denominator:
Denominator for basic earning per shares
Weighted-average ordinary shares outstanding during the period	45,000,000	49,456,923
Effect of dilutive securities:
Warrants	—	1,619,000

Denominator used for diluted earnings per share	45,000,000	51,075,923

Basic earnings per share	0.09	0.19

Diluted earnings per share	0.09	0.19

The Company has no dilutive potential common shares that are outstanding for the three months ended June 30, 2009. During the three months ended June 30, 2010, Funtalk China had securities which would potentially dilute basic earnings per share in future, but which were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive. Such outstanding securities consists of 349,800 unit purchase options (underlying 349,800 common shares, 99,000 Class A warrants and 330,000 Class B warrants) and 1,921,114 share options granted under Funtalk China's 2010 share incentive plan (see Note 16 for details).

6.     Acquisitions

(i)    Acquisition of Beijing Yipai, Shandong Lianfa and Feon Digital

In April 2010, Beijing Funtalk completed acquisitions of 100% equity interest in Beijing Yipai for a consideration at fair value of $14,556 (RMB99.4 million) and certain mobile phone retail assets and business of Shandong Lianfa for a cash consideration of $9,009 (RMB61.5 million). The transactions were considered as an acquisition of businesses and accordingly the purchase method of accounting

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

6.     Acquisitions (Continued)

have been applied. The acquired net assets were recorded at their fair value at the date of acquisition. Pursuant to the acquisition agreement, the consideration in connection with the acquisition of Beijing Yipai was subjected to change upon the acquired entities' failure of performance targets for the periods of two years after the acquisitions as stipulated in the acquisition agreement. Accordingly, a liability of $2,850 is recognized as earn-out payables

In May 2010, Beijing Funtalk acquired through, Hunan Feon, certain mobile phone retail assets and business of Feon Digital for a cash consideration of $7,325 (RMB 50.0 million) plus the fair value of certain assets of $363 (RMB2.5 million) as of January 31, 2010. The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair value at the date of acquisition.

The acquisition-related costs in relation to Beijing Yipai, Shandong Lianfa and Feon Digital are insignificant. Funtalk China expects retail chains to consolidate through acquisitions and strategic alliances, as retail outlets attempt to reduce redundant inventory and retail costs, increase working capital and lower prices.

The purchase prices of these acquisitions were preliminarily allocated as follows:

	As of acquisition date	Amortization Period
Intangible assets:
Tradename	131	N/A
Non-compete agreement	116	3–3.8 years
Partnership agreement	2,064	3–7.8 years
Goodwill	28,396	N/A
Net assets acquired	1,091	N/A
Deferred tax liabilities	(545)	N/A

Total purchase consideration	31,253

(ii)   Acquisition of additional interest of a subsidiary

In April 2010, Beijing Funtalk has entered into a definite agreement to acquire the remaining 49% of equity interest in Kunming Broadway. The total consideration for the acquisition was approximately $5,812 (equivalent to RMB 39.7 million). The transaction was completed in April 2010 and thereafter, Beijing Funtalk owns 100% equity interest in Kunming Broadway.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

6.     Acquisitions (Continued)

The schedule below illustrates the effects of change on the equity attributable to the Group as a result of acquiring 49% equity interest in Kunming Broadway:

For the three months ended June 30, 2010
Net income attributable to the Company	9,557
Transfer to the noncontrolling interest:
Acquired additional equity interest on Kunming Broadway	(4,044)

Change from net income attributable to the Company and transfer to the non-controlling interest	5,513

7.     Other receivables

	As of March 31, 2010	As of June 30, 2010
Rental and utility deposits	5,092	11,220
Advance to staff	736	583
Receivable from entities owned by noncontrolling shareholders of subsidiaries (note i)	8,532	7,614
Deposit on contingent purchase prices (note ii)	5,727	5,625
Others (note iii)	13,015	16,391

	33,102	41,433

Notes:

i)
Except for a loan to a noncontrolling shareholders of a subsidiary amounted to $7,049 and $7,027 as of March 31, 2010 and June 30, 2010, respectively, which is secured by a leasehold property, interest bearing at 7% per annum, the remaining balances are unsecured, interest free and have no fixed repayment term.

ii)
The amount represents the purchase price payments made to date exceeding the purchase price recorded at the closing of the acquisitions of businesses.

iii)
Included in this balance were advances to third parties amounted to $2,402 and $10,740 as of March 31, 2010 and June 30, 2010, respectively, are unsecured, interest free and have no fixed repayment term.

8.     Prepayment and other assets

	As of March 31, 2010	As of June 30, 2010
Trade prepayment	9,076	6,702
Deferred financing costs	3,595	3,373
Prepaid rental expenses	8,327	7,678
Others	2,390	2,885

	23,388	20,638

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

9.     Property and equipment, net

Property and equipment consisted of the following:

	As of March 31, 2010	As of June 30, 2010
Buildings	13,243	13,316
Leasehold improvements	2,795	3,453
Machinery and equipment	2,757	3,132
Electronic equipment	2,853	3,108
Motor vehicles	2,658	2,681

Sub-total	24,306	25,690
Less: accumulated depreciation	(3,838)	(4,238)

Property and equipment, net	20,468	21,452

10.   Goodwill

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Retail business	Retail business
	Mobile Sales	R&M	Total
Balance as of April 1, 2009	—	1,977	1,977
Acquisition of 51% interest in Jiangsu Guanzhilin in fiscal 2009 upon the waiver of the contingent consideration	19,365	—	19,365
Acquisition of Shanghai Lezhiyu	48,677	—	48,677
Exchange realignment	14	2	16

Balance as of March 31, 2010	68,056	1,979	70,035

Acquisition of 100% interest in Hunan Feon upon the waiver of the contingent consideration	5,401	—	5,401
Acquisition of Beijing Yipai (Note 6(i))	12,620	—	12,620
Acquisition of Shandong Lianfa (Note 6(i))	8,468	—	8,468
Acquisition of Feon Digital (Note 6(i))	7,308	—	7,308
Exchange realignment	501	10	511

Balance as of June 30, 2010	102,354	1,989	104,343

11.   Deposits paid for acquiring new entities/noncontrolling interests

During the year ended March 31, 2010, the Group through its VIE subsidiary, Beijing Funtalk, paid deposits of $26,550 to the respective shareholders of non-related parties to acquire their interests in three entities/businesses which are principally engaged in retail sales of mobile phones. In addition, the Group also paid $2,930 to a noncontrolling shareholder to acquire the remaining 49% equity interest in Kunming Broadway. As of March 31, 2010, a total of $29,480 has been paid as deposits for the

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

11.   Deposits paid for acquiring new entities/noncontrolling interests (Continued)

acquisition of new entities and noncontrolling interests. These acquisitions were completed during this quarter and such deposit amount has been transferred as purchase cost in the acquisition of Kunming Broadway and the shareholder of non-related parties for the interest in these entities/businesses.

In April 2010, Beijing Funtalk entered into an agreement with Mr. Huimin He and Hubei Feon Telecommunications Technology Co., Ltd. ("Hubei Feon"), a company controlled by Mr. Huimin He. According to the agreement, Hubei Feon will transfer all of its mobile phone retail assets and businesses to a new company to be established for the purpose of this transaction, or Hubei Feon. Beijing Funtalk will then acquire 100% of the outstanding equity interests of Hubei Feon. Beijing Funtalk has paid deposit of $11,777 (RMB80 million) as at June 30, 2010. This acquisition is expected to be closed prior to November 2010.

In August 2010, Beijing Funtalk entered into an agreement to acquire 100% of the outstanding equity interests of Beijing Golden Feon Telecommunication Technology Co., Ltd., ("Beijing Golden Feon"), from an unaffiliated third party. Beijing Golden Feon is a mobile phone retailer and after-sale services provider based in Beijing. The preliminary consideration for this acquisition was $13,985 (RMB95.0 million) plus the fair value of certain assets and liabilities of Beijing Golden Feon as of August 31, 2010. Beijing Funtalk has paid deposit of $14,685 (RMB99.8 million) as at June 30, 2010. This acquisition was completed in August 2010.

12.   Other payables and accruals

	As of March 31, 2010	As of June 30, 2010
Salaries and welfares accrual	3,081	2,444
Business tax and other taxes payable	1,035	1,461
Payables to entities owned by noncontrolling shareholders of subsidiaries	3,015	—
Unpaid consideration for acquisitions	—	3,581
Advances from third parties (note i)	14,503	7,141
Rental payables	631	474
Others	5,874	6,715

	28,139	21,816

Note:

i)
The amounts represent the advances from third parties which are unsecured, interest free and have no fixed repayment term. The outstanding amount as at March 31, 2010 were settled in April 2010 and the outstanding amount as at June 30, 2010 were settled in August 2010.

13.   Short-term borrowings

Included in the short term borrowing was the term loan facility of $20,219 as of March 31, 2010 and $18,407 as of June 30, 2010 pursuant to a term facility agreement between Pypo Holdings (HK)

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

13.   Short-term borrowings (Continued)

Company Limited ("Pypo HK") and Netherlands Development Finance Company ("FMO") where FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR15 million.

On August 11, 2009, FMO and Pypo HK entered into an amendment letter to the Facility or Facility Amendment Letter, pursuant to which and subject to the satisfaction of certain conditions thereof, Pypo HK shall repay the loans under the Facility in a lump sum on August 15, 2014. In addition, subject to Pypo HK's compliance with the financial covenants under the facility from April 1, 2010 until October 1, 2010, FMO agreed to release the security pledge of all of the equity interest Pypo HK holds in Pypo Beijing such that the loans are secured by, together with other collateral, 30% of the equity interest Pypo HK holds in Pypo Beijing. In addition, an "Additional IPO premium" shall be paid to FMO on the later of (i) date of the Company to undertake a fully underwritten IPO, reverse takeover or merger on an internally recognized stock exchange and (ii) the date that is twelve months following the date on which Pypo HK drew down on the facility. "Additional IPO Premium" is to be settled as the number of ordinary shares Funtalk China at a price per share equal to the opening price at the day of commencement of trading of the Funtalk China's shares on NASDAQ with a total value of EUR 1.5 million. The Company was subject to this additional premium upon its listing on the Nasdaq Global Market in December 2009. On August 2, 2010, 256,430 ordinary shares at a price per shares of $8.39 were issued to FMO as additional premium. As a result of the modification of the term loan, loss of $930 was recognized in fiscal year 2010.

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios.

Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK failed to meet the financial covenants for maintaining the minimum EBITDA, adjusted net income threshold and margin, solvency ratio, leverage ratios and current ratio in 2009. Upon discovery of the non-compliance, the Company commenced a renegotiation of the terms of the loan with FMO. Pursuant to the Facility Amendment Letter, FMO agreed to temporarily waive Pypo HK's obligation to comply with certain financial covenants for the years ended March 31, 2009 and 2010. Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2010 and as of and for the three months ended June 30, 2010, Pypo HK also failed to meet the financial covenants for maintaining the solvency ratio, current ratio and net margin. As a result of such non-compliance of current ratios and net margins by March 31, 2010 and June 30, 2010 as required by the Facility Amendment Letter, the outstanding loan amounts will continue to be classified as current liabilities on the balance sheet as of March 31, 2010 and June 30, 2010.

In addition, included in the short term borrowings as of June 30, 2010 is a financing amount of $53,753 obtained from Qinghai Heyi Commercial Trading Co., Ltd. ("Qinghai Heyi"), a supply chain finance company which is secured by certain inventories of the Group, with average annualised premium rate of 12.8% during the three months period ended June 30, 2010. Mr. Kuo Zhang provided unlimited personal guarantees for the financing arrangement with Qinghai Heyi.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

13.   Short-term borrowings (Continued)

The remaining short term borrowings are short term bank borrowings and notes payable with an aggregate amount of $77,641 as of March 31, 2010 and $82,439 as of June 30, 2010, respectively.

14.   Capital structure

As a result of the consummation of the Share Exchange on July 10, 2009 as described in Note 1, share capital has been restated retrospectively to reflect the share exchange ratio as of the date of the Share Exchange in a manner similar to a share recapitalization.

As of April 1, 2009, Pypo Cayman had 272,700,000 shares issued and outstanding. The share capital of Pypo Cayman as of April 1, 2009 as shown in these financial statements has been restated retroactively to reflect the share exchange ratio as the date of Share Exchange, resulting in a total of 45,000,000 share outstanding as of April 1, 2009.

Just prior to the Share Exchange, Funtalk China had 3,988,493 ordinary shares outstanding. As a result of the above transactions, Funtalk China had 48,988,493 ordinary shares outstanding as of July 10, 2009.

On December 22, 2009, Funtalk China completed a public offering on the Nasdaq Global Market by the issuance of 3,100,000 ordinary shares of $0.001 each at an issue price of $7.00 per share. The Group received net proceeds of $18,573 after deducting approximately $3,127 for underwriting discounts, commissions and relevant expenses.

15.   Treasury stock

On October 2, 2009, Pypo Cayman entered into a share purchase agreement to acquire 1,857,587 and 827,613 ordinary shares of Funtalk China beneficially owned by Capital Ally Investments Limited ("Capital Ally") and ARCH Digital Holdings Limited ("ARCH Digital"), respectively, for an aggregate consideration of $22,529, or approximately $8.39 per share. The parties closed the transaction on October 5, 2009. On October 19, 2009, Pypo Cayman, Capital Ally and ARCH Digital entered into an amendment to the share purchase agreement, pursuant to which the purchase price shall equal the lower of the aggregate of $22,529 and the value of the share purchased as determined by an independent appraiser on or prior to December 31, 2009. Pypo Cayman paid $15,585 and $6,944 to Capital Ally and ARCH Digital, respectively, prior to March 31, 2010. Funtalk China's audit committee, which is comprised of independent directors, approved the share purchase.

16.   Share based compensation plan

On April 9, 2010, Funtalk China adopted a share incentive plan ("2010 Share Incentive Plan") whereby the director of Funtalk China are authorized, at their discretion, to offer any employee (including director) of Funtalk China's options, share appreciation rights, share awards, restricted share unit awards, dividend equivalents award or deferred share award (collectively as "Awards") to recognize their contribution to the growth of Funtalk China. The 2010 Share Incentive Plan is valid and effective for a period of ten years ending on April 8, 2020. Any Awards that are outstanding on April 8, 2020 shall remain in force according to the terms of the 2010 Share Incentive Plan and the applicable award agreement.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

16.   Share based compensation plan (Continued)

The aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 3,000,000 Shares.

On April 28, 2010, Funtalk China granted several directors and executive officers 630,000 options to purchase a total of 630,000 ordinary shares of Funtalk China at an exercise of US$6.18 and also granted its Chief Executive Officer, Mr. Kuo Zhang, 100,000 options to purchase 100,000 ordinary shares of Funtalk China at an exercise price of US$6.80 in accordance with the provisions of the 2010 Share Incentive Plan. 25% of the total number of options shall vest on each anniversary of the vesting commencement date, i.e. April 28, 2011.

On May 12, 2010, Funtalk China granted several non-executive officers and employees 1,191,114 options to purchase a total of 1,191,114 ordinary shares of Funtalk China at an exercise price of US$5.20 in accordance with the provisions of 2010 Share Incentive Plan. 25% of the total number of options granted shall vest on each anniversary of the vesting commencement date, i.e. May 12, 2011.

The options granted are exercisable by the grantees upon vesting and will expire on ten years after the date of grant. No options were vested, exercised, forfeited or cancelled during the period ended June 30, 2010.

The weighted average exercise price of the share options granted during the period is US$5.60 and the weighted average fair value of the options granted at the grant date is US$3.23.

Information with respect to options outstanding under the 2010 Share Incentive Plan at June 30, 2010 is as follows:

	Options Outstanding
		Weighted average remaining contractual life in years			Options exercisable
Exercise price	Number outstanding		Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average exercise price	Aggregate intrinsic value
$6.80	100,000	10	$6.80	$40	—	$—	$—
$6.18	630,000	10	$6.18	$643	—	$—	$—
$5.20	1,191,114	10	$5.20	2,382	—	$—	$—

	1,921,114		$5.60	$3,065	—	$—	$—

						For the three months ended June 30, 2010

Total fair value of share options vested						$—

The Group recognizes compensation cost on the options using an accelerated attribution method. The fair value of the options granted as of grant date was $3.02 per option for options with an exercise price of $5.20, $3.48 per option for options with an exercise price at $6.80 and $3.61 per option for options with an exercise price at $6.18. $631 out of $6,214 was recognized as compensation cost for

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

16.   Share based compensation plan (Continued)

share-based compensation plan for the three-month period ended June 30, 2010. No tax benefit related thereto has been recognized by the Group.

The fair value of each option granted was estimated on the date of grant by the Group with the assistance of Jones Lang LaSalle Sallmanns Limited, an independent valuer, and was determined using the Black-Scholes options-pricing model with the following weighted average assumptions for the three-month period ended June 30, 2010:

For the three months ended June 30, 2010
Risk free interest	3.61% to 3.85%
Expected dividend yield	0.00%
Expected life	5.5–7.0 years
Expected volatility	57.58% to 57.59%
Exercise price (For non-executive officers and employees)	$5.20
Exercise price (For directors and executive officers, except for Mr. Kuo Zhang)	$6.18
Exercise price (For Mr. Kuo Zhang)	$6.80

Notes:

(1)
Volatility

The volatility of the underlying common shares during the life of the options was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the expected terms of the options.

(2)
Risk free interest rate

Risk free interest rate is estimated based on the 10 year yield of US Treasury Bonds and Notes.

(3)
Expected life

As the Group did not have historical share option exercise experience, it estimated the expected term base on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share option.

(4)
Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options. The Group has no history of dividend.

(5)
Exercise price

The exercise price of the options was determined by the Group's board of directors.

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

17.   Segment information

The Group has two reportable segment based on the types of customers receiving its products: "wholesale distribution business" and "retail business". The "wholesale distribution business" is comprised of the Group's wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by the Group) of these products. The "retail business" is comprised of the Group's interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and provide after-sales services. Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of the Group who has knowledge of the business specific operational risks and opportunities. The Group's chief operating decision maker ("CODM") have been identified as the President and Chief Executive Officer, who reviews operating results by customer groups to allocate resources and assess performance of the Group.

The financial information provided for the segments are based on internal management reports. The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns. The Group does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

The financial information as reviewed by the Group's CODM are as follows:

	Wholesale distribution business		Retail business		Consolidated
	For the three months ended June 30,		For the three months ended June 30,		For the three months ended June 30,
Business segment	2009	2010	2009	2010	2009	2010
Net revenues	126,248	130,859	69,136	122,731	195,384	253,590
Cost of revenues	(112,375)	(118,715)	(58,767)	(100,582)	(171,142)	(219,297)

Gross Profit	13,873	12,144	10,369	22,149	24,242	34,293

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

17.   Segment information (Continued)

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Wholesale distribution business		Retail business		Consolidated
	For the three months ended June 30		For the three months ended June 30,		For the three months ended June 30,
Business segment	2009	2010	2009	2010	2009	2010
Revenue from external customers	124,714	128,530	69,136	122,731	193,850	251,261
Inter-segment revenue	1,534	2,329	—	—	1,534	2,329

Total revenues per segment revenue	126,248	130,859	69,136	122,731	195,384	253,590
Reconciliation adjustments:
Provision of sales rebates and price protections (a)	1,631	(2,707)	—	—	1,631	(2,707)
Adjustment for sales returns (b)	2,185	4,482	—	—	2,185	4,482
Reclassification of reimbursement and rebates from vendor (e)	64	5	—	—	64	5
Inter-segment revenue (h)	(1,534)	(2,329)	—	—	(1,534)	(2,329)

Total consolidated net revenues, as reported	128,594	130,310	69,136	122,731	197,730	253,041

Total cost of revenues per segment cost of revenues	(112,375)	(118,715)	(58,767)	(100,582)	(171,142)	(219,297)
Reconciliation adjustments:
Adjustment for sales returns (b)	(4,303)	(3,780)	—	—	(4,303)	(3,780)
Unrealized profit (c)	5	1,111	—	—	5	1,111
Adjustment for inventory allowances (d)	268	(406)	—	—	268	(406)
Reclassification of reimbursement and rebates from vendor (e)	404	3,791	—	—	404	3,791
Adjustment for value added tax (VAT) (g)	(7)	(10)	—	—	(7)	(10)
Adjustment for business tax (f)	(82)	(54)	—	—	(82)	(54)
Inter-segment revenue (h)	—	—	1,534	2,329	1,534	2,329

Total consolidated cost of revenues, as reported	(116,090)	(118,063)	(57,233)	(98,253)	(173,323)	(216,316)

Gross profit before reconciliation:	13,873	12,144	10,369	22,149	24,242	34,293
Reconciliation adjustments:
Provision of sales rebates and price protections (a)	1,631	(2,707)	—	—	1,631	(2,707)
Adjustment for sales returns (b)	(2,118)	702	—	—	(2,118)	702
Unrealized profit (c)	5	1,111	—	—	5	1,111
Adjustment for inventory allowances (d)	268	(406)	—	—	268	(406)
Reclassification of reimbursements and rebates from vendor (e)	468	3,796	—	—	468	3,796
Adjustment for VAT (g)	(7)	(10)	—	—	(7)	(10)
Adjustment for business tax (f)	(82)	(54)	—	—	(82)	(54)
Inter-segment revenue (h)	(1,534)	(2,329)	1,534	2,329	—	—

Total consolidated gross profit, as reported	12,504	12,247	11,903	24,478	24,407	36,725

Other income					716	2,578
Selling and distribution expenses					(10,102)	(13,904)
General and administrative expenses					(3,818)	(8,987)

Income from operations					11,203	16,412
Others, net					(887)	1,743
Interest income					31	46
Interest expenses					(1,960)	(3,695)

Income before income tax, equity in income of affiliated companies and non controlling interest					8,387	14,506
Income tax expenses					(2,870)	(4,258)
Equity in income of affiliated companies					3	—
Non controlling interest in net income of consolidated subsidiaries					(1,417)	(691)

Net income					4,103	9,557

Capital expenditure	(58)	(469)	(156)	(881)	(214)	(1,350)
Depreciation	(134)	(133)	(193)	(424)	(327)	(557)
Reversal of doubtful accounts	36	—	—	—	36	—
Provision for obsolete inventories	268	(406)	—	—	268	(406)
Amortisation of intangible assets	—	—	(125)	(427)	(125)	(427)

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

17.   Segment information (Continued)

	Wholesale distribution business		Retail business		Consolidated
	As of		As of		As of
	March 31, 2010	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010	June 30, 2010
Segment assets	200,295	187,124	260,905	298,921	461,200	486,045

Segment liabilities	196,510	205,431	83,998	93,612	280,508	299,043

Note (a)—To recognize the provision of sales rebates and price protections on an accrual basis.

Note (b)—To recognize the sales returns on an accrual basis.

Note (c)—To recognize the unrealized profit on intergroup sales.

Note (d)—To adjust for inventory allowances.

Note (e)—To reclassify reimbursements and rebates from vendor.

Note (f)—To adjust for provision of business tax.

Note (g)—To adjust for the provision of VAT.

Note (h)—To eliminate intersegment sales and purchases.

18.   Related party transaction

The Company has the following balances with its related parties.

(i)
Related party balances

	March 31, 2010	June 30, 2010
Due to:
Shanghai Jiadeli Supermarket Company Limited ("Jiadeli Supermarket") (Note)	(11,719)	(11,777)

Note:

On January 28, 2010, the Group obtained borrowing of approximately US$11,719 from Jiadeli Supermarket, a company controlled by ARCH Digital, through an entrusted loan agreement administrated by Guangdong Development Bank. The borrowing was interest bearing at 5.0% and repayable by July 28, 2010. The borrowing was provided to meet the short-term working capital requirements of the Group. On the same date, Pypo Beijing, pledged 100% of the equity interest of its wholly owned subsidiary, Jiangsu PYPO Technology Co., Ltd., ("Jiangsu Pypo"), to CITIC Trust Co., Ltd. as collateral under a debt facility of an aggregate amount of US$70,134 (equivalent to RMB 490 million) between CITIC Trust Co., Ltd. and Shanghai Xinmeng Investment Co., Ltd. ("Shanghai Xinmeng"), an entity affiliated with ARCH Digital. If Shanghai Xinmeng cannot repay

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

18.   Related party transaction (Continued)

those amounts, the lender could proceed against the collateral granted to it to secure that indebtedness. The maximum guarantee amount by the Group according to the share pledge agreement is approximate US$13,184 and the pledge period will be expired upon the earlier of the Group repays the borrowing to Jiadeli Supermarket or at the date of Shanghai Xinmeng repays its borrowings to CITIC Trust Co., Ltd. The Group determined that the fair value of the financial guarantee given to CITIC Trust Co., Ltd. is insignificant. The amount was fully settled in July 2010.

(ii)
Guarantees of borrowings

The short term credit facilities with various banks guaranteed personally by the directors of the Company, Mr. Zhang and Mr. Fei and a related party amounted to $63,725 and $56,677 as of March 31, 2010 and June 30, 2010, respectively. The amounts of borrowings utilized from the short-term credit facilities guaranteed by related parties of the Company amounted to $63,725 and $56,677 as of March 31, 2010 and June 30, 2010, respectively.

Mr. Kuo Zhang provided unlimited personal guarantees for the financing arrangement with Qinghai Heyi as of June 30, 2010 (see Note 13 for details).

19.   Subsequent events

In June 2010, Beijing Funtalk entered into an agreement to acquire the remaining 49% equity interests of Henan Xinya from a company controlled by Mr. Yamin Zhang. Upon consummation of the transaction, Henan Xinya will become a wholly owned subsidiary of Beijing Funtalk. This acquisition was closed in September 2010

On July 5, 2010, the Board of Directors of the Funtalk China approved to repurchase 2,685,200 ordinary shares from Pypo Cayman at the total consideration of $1 and to cancel these treasury stocks concurrently.

On July 6, 2010, Funtalk China's principal shareholders, ARCH Digital and Capital Ally, waived their rights to receive up to an additional 23,000,000 earn-out shares in order to minimize potential dilution to Funtalk's other existing shareholders.

On August 2, 2010, Funtalk China issued 256,430 ordinary shares at a price per shares of $8.39 to FMO as the additional premium on the FMO term loan facility of an aggregate amount of EUR15 million.

In August 2010, Beijing Funtalk entered into an agreement to acquire the remaining 49% equity interest of Inner Mongolia Zhongyu from a company controlled by Mr. Baihe Jiang. Upon consummation of the transaction, Inner Mongolia Zhongyu will become a wholly owned subsidiary of Beijing Funtalk. This acquisition is closed in October 2010.

On September 27, 2010, Funtalk China effected mandatory separation of Funtalk China's Series A Units (and Series B Units into their component parts, consisting of ordinary shares and warrants. Upon separation, holders of Series A Units received one ordinary share and five Class A Warrants for each Series A Unit they hold, and holders of Series B Units received one ordinary share and one Class B

FUNTALK CHINA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in USD thousands, except share, per share data or stated otherwise)

19.   Subsequent events (Continued)

Warrant for each Series B Unit they hold. Unit holders' rights are not affected by the separation. No consideration was paid for the mandatory separation of units.

On October 12, 2010, Funtalk China entered into warrant exchange agreements with ARCH Digital and Capital Ally to exchange the 226,124 Class A warrants and 3,400,000 Class B warrants held by ARCH Digital and Capital Ally for 1,458,314 ordinary shares of Funtalk China. Upon completion of the transaction, the 227,204 Class A Warrants and 3,400,000 Class B Warrants will be cancelled and 1,458,314 ordinary shares of Funtalk China will be issued. The transactions were closed on October 12, 2010.

QuickLinks

  Exhibit 99.1
FUNTALK CHINA HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Expressed in USD thousands, except for share and per share data)
FUNTALK CHINA HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Expressed in USD thousands, except for share and per share data)
FUNTALK CHINA HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued) (Expressed in USD thousands, except for share and per share data)
FUNTALK CHINA HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (Expressed in USD thousands, except for share and per share data)
FUNTALK CHINA HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in USD thousands)
FUNTALK CHINA HOLDINGS LIMITED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in USD thousands, except share, per share data or stated otherwise)